SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Quest Resource Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   748349305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Brien M. O'Brien, Chairman and CEO
                            Advisory Research, Inc.
                         180 North Stetson, Suite 5500
                            Chicago, Illinois 60601
                                (312) 565-1414
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 4, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------------                             ---------------------
CUSIP NO.      748349305              SCHEDULE 13D         PAGE 2 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,843,902
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,843,902
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,843,902
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS


------------------------------                             ---------------------
CUSIP NO.      748349305             SCHEDULE 13D          PAGE 3 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH ENERGY FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    736,335
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                736,335
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            736,335
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

CUSIP NO.      748349305              SCHEDULE 13D         PAGE 4 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH MICRO CAP VALUE FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    941,250
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                941,250
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            941,250
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS


------------------------------                             ---------------------
CUSIP NO.      748349305              SCHEDULE 13D         PAGE 5 OF 9 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on January 18, 2008 by Advisory Research, Inc. ("ARI"), a Delaware corporation, Advisory Research Micro Cap Value Fund, L.P. ("Advisory Micro Cap"), an Illinois limited parternship, and Advisory Research Energy Fund, L.P. ("Advisory Energy" and along with ARI and Advisory Micro Cap, the "Reporting Persons"), an Illinois limited partnership, with respect to the common stock, par value $0.001 per share (the "Common Stock") of Quest
Resource Corporation (the "Company"), a Nevada corporation, is hereby amended by this Amendment No. 1. Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Stock reported herein were derived from available capital of the Advisory Micro Cap and Advisory Energy funds as well as client funds of ARI. A total of approximately $16.0 million was paid to acquire such Common Stock.


ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons originally acquired the Common Stock for investment purposes in the ordinary course of business.

We reviewed the Company's proposed all stock acquisition of Pinnacle Gas Resources, Inc. (the "Pinnacle Transaction"). Our review included a financial analysis of the terms of the Pinnacle Transaction and a series of telephone calls with the company's management. After such review, we determined that the proposed Pinnacle Transaction is detrimental to stockholder value and should not be consummated. We expressed our opposition to the proposed Pinnacle Transaction to several Company executives in a meeting at the Company's offices on January 14, 2008, and on January 17, 2008, ARI sent a letter to the Company's board of directors stating our opposition to the proposed Pinnacle Transaction.

A copy of this letter is attached to the Schedule 13D as Exhibit A and incorporated herein by reference. On February 4, 2008, ARI sent a letter to the Company's board of directors restating its opposition to the proposed Pinnacle Transaction and requesting approval by the Company's board of directors of purchases by the Reporting Persons of additional shares of Common Stock in a transaction or a series of transactions, such that subsequent to all such transactions, the Reporting Persons will beneficially own in the aggregate up to 14.99% of the outstanding shares of Common Stock. ARI is requesting such approval so that we are not subject to the three year business combination moratorium provided under Section 78.416 of the Nevada General Corporation Law. Though it is not currently the intention of ARI to independently, or with a third party, pursue an acquisition of the Company, we may soon determine that it is in the best interest of the Company's stockholders to solicit third parties that have an interest in acquiring the Company for fair consideration, which we believe would be significantly in excess of the current share price. Though we do not currently have any intention of doing so, we would like to preserve our ability to participate in any ensuing transaction with a third party. A copy of this letter is attached hereto as Exhibit D and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other stockholders of the Company and other relevant parties concerning the Pinnacle Transaction and the business, operations, board composition, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, soliciting proxies in opposition of the Pinnacle Transaction, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, acquiring the Company, soliciting outside parties that may have an interest in acquiring the Company for fair consideration, seeking representation on the Company's board of directors and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

          Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

	  (a) As of the close of business on February 1, 2008, ARI may be deemed the beneficial owner of an aggregate of 1,843,902 shares of Common Stock, constituting approximately 8.2% of the Common Stock outstanding. Advisory Micro Cap may be deemed the beneficial owner of 941,250 shares of Common Stock, constituting approximately 4.2% of the Common Stock outstanding. Advisory Energy may be deemed the beneficial owner of 736,335 shares of Common Stock, constituting approximately 3.3% of the Common Stock outstanding.

          The aggregate percentage of shares of Common Stock beneficially owned by the Reporting Persons is based upon 22,483,276 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 2007 as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007 for the period ended September 30, 2007.

          (b) By virtue of investment management agreements with each of Advisory Micro Cap, Advisory Energy, and other discretionary client funds, ARI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,843,902 shares of Common Stock held by ARI. Advisory Micro Cap has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 941,250 shares of Common Stock it holds. Advisory Energy has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 736,335 shares of Common Stock it holds. Accordingly, ARI is deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,843,902 shares of Common Stock.



------------------------------                             ---------------------
CUSIP NO.       748349305              SCHEDULE 13D         PAGE 6 OF 9 PAGES
------------------------------                             ---------------------

        (c) Information concerning transactions in the shares of Common Stock
effected by the	Reporting Persons since the most recent filing on Schedule 13D on January 18, 2008 is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit D - Letter to the Company's Board of Directors dated February 4, 2008


---------------------------                                 -------------------
CUSIP NO.      748349107             SCHEDULE 13D           PAGE 7 OF 9 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2008


                                 ADVISORY RESEARCH, INC.

                                 By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH ENERGY FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH MICRO CAP VALUE FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO



CUSIP NO.      748349305             SCHEDULE 13D           PAGE 8 OF 9 PAGES
---------------------------                                 -------------------

                                   EXHIBIT D

VIA FAX AND OVERNIGHT MAIL

February 4, 2008

Board of Directors
Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102
Attn: Jerry D. Cash, Chairman
	     CEO and President

Dear Board Members:

Advisory Research, Inc., together with Advisory Research Micro Cap Value Fund, L.P. and Advisory Research Energy Fund, L.P. (collectively, "ARI"), currently holds an aggregate of 1,843,902 shares, or approximately 8.2%, of Quest Resource Corporation's ("QRCP" or "the Company") outstanding common stock (the "Common Stock").

We understand that the Company's Board of Directors (the "Board") are continuing to evaluate our letter of January 17, 2008, in which we articulated the many reasons why the Company's contemplated acquisition of Pinnacle Gas Resources, Inc. ("Pinnacle") is not in the best interests of the Company or its stockholders.

It is incumbent upon each of you as Board members and fiduciaries to preserve and maximize value for the Company's stockholders. By any meaningful objective measure, your issuance of substantially undervalued shares of Common Stock in the Pinnacle transaction would accomplish the very opposite of those objectives. As the Company's largest stockholder, we cannot understand why the Board would pursue this course of action in the face of such tangible evidence of stockholder harm.

Should the Board elect to proceed with the Pinnacle merger, we will regrettably find ourselves in the position of having to consider alternatives to preserve the value of our investment. To that end, and in accordance with Section 78.438 of the Nevada General Corporation Law (the "Nevada Corporation Law"), we hereby request that the Board approve purchases by ARI, its clients, Advisory Research Micro Cap Value Fund, L.P. and Advisory Research Energy Fund, L.P., of additional shares of Common Stock in a transaction or series of transactions such that, subsequent to all such transactions, such persons will beneficially own in the aggregate up to 14.99% of the outstanding shares of Common Stock.
We are requesting Board approval of all such transactions, as we may elect to pursue a "combination" (as defined in Section 78.416 of the Nevada Corporation
Law) with the Company after we beneficially own 10% or more of the outstanding shares of Common Stock and thereby are deemed an "interested stockholder" under
Section 78.423 of the Nevada Corporation Law. As you are aware, this Nevada statute stipulates that unless the Board approves the transactions in advance, stockholders that surpass 9.99% ownership of the Company become subject to a three-year moratorium on pursuing a "Combination" with the Company. Though it is not currently the intention of ARI to independently, or with a third party, pursue an acquisition of QRCP, we may soon determine that it is in best interest of QRCP's stockholders to solicit third parties that have an interest in acquiring the Company for fair consideration - which we believe would be significantly in excess of the current share price. Though we do not currently have any intention of doing so, we would like to preserve our ability to participate in any ensuing transaction with a third party. When weighed against the dreadful consequences of the contemplated Pinnacle transaction, we believe the outright sale of the Company may offer a substantially more desirable and attractive alternative for QRCP's stockholders.

Once again, we urge you to exercise proper stewardship and terminate the merger agreement with Pinnacle. Failing that, we trust that you will approve our above request, recognizing that our acquisition of additional shares will likely improve the market value of the Common Stock and benefit all Company stockholders. Should the Board refuse to take any of the foregoing actions, we are ready to take additional steps to protect the value of our investment.
Such steps may include, but are not limited to, soliciting outside parties that may have an interest in acquiring the Company for fair consideration, seeking representation on the Board or taking such other action as we deem appropriate.


Sincerely,


Brien O'Brien					Matthew W. Dougherty
Chairman & CEO					Vice President



---------------------------                                 -------------------
CUSIP NO.      748349305             SCHEDULE 13D           PAGE 9 OF 9 PAGES
---------------------------                                 -------------------


                                   SCHEDULE B

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE JANUARY 17, 2008.

ADVISORY RESEARCH, INC.


       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
      	01/30/08		    100				6.883
      	01/30/08		  2,884				6.770
	01/31/08		  1,070				7.107
	02/01/08		  1,430                         7.566


ADVISORY MICRO CAP

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	01/30/08		    415                         6.883
	01/30/08		 17,116 		        6.770
	01/31/08		  5,029                         7.107
	02/01/08		  6,721                         7.566


ADVISORY ENERGY

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
      	01/30/08		 16,785 			6.883
	01/31/08		  4,601                         7.107
	02/01/08		  6,149                         7.566